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EXHIBIT 12

STATE STREET CORPORATION

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2004	Years Ended December 31,
(Dollars in millions)
		2003	2002	2001	2000	1999
(A) Excluding interest on deposits:
Earnings:
Income before income taxes	$936	$1,123	$1,554	$944	$914	$974
Fixed charges	280	375	506	983	1,360	954

Earnings as adjusted	$1,216	$1,498	$2,060	$1,927	$2,274	$1,928

Income before income taxes:
Pre-tax income from continuing operations as reported	$913	$1,112	$1,555	$930	$906	$968
Share of pre-tax income (loss) of 50% owned subsidiaries not included in above	23	11	(1)	14	8	6

Net income as adjusted	$936	$1,123	$1,554	$944	$914	$974

Fixed charges:
Interest on other borrowings	$202	$279	$426	$881	$1,268	$874
Interest on long-term debt, including amortization of debt issue costs	72	78	71	93	82	70
Portion of rents representative of the interest factor in long-term leases	6	18	9	9	10	10

Fixed charges	$280	$375	$506	$983	$1,360	$954

Ratio of earnings to fixed charges	4.34x	4.00x	4.07x	1.96x	1.67x	2.02x

(B) Including interest on deposits:
Adjusted earnings from (A) above	$1,216	$1,498	$2,060	$1,927	$2,274	$1,928
Add interest on deposits	339	372	498	856	1,012	712

Earnings as adjusted	$1,555	$1,870	$2,558	$2,783	$3,286	$2,640

Fixed charges:
Fixed charges from (A) above	$280	$375	$506	$983	$1,360	$954
Interest on deposits	339	372	498	856	1,012	712

Adjusted fixed charges	$619	$747	$1,004	$1,839	$2,372	$1,666

Adjusted earnings to adjusted fixed charges	2.51x	2.50x	2.55x	1.51x	1.39x	1.58x

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  EXHIBIT 12